State of Delaware
Secretary of State
Division of Corporations
Delivered 02:14 PM 01/11/2017
FILED 02:14 PM 01/11/2017
SR 20170177607 - File Number 6279433

CERTIFICATE OF FORMATION
OF
LIMITED LIABILITY COMPANY

FIRST: The name of the limited liability company is NEW SLOBBR, LLC.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. The name of its Registered Agent at such address is The Company Corporation.

THIRD: The Company will be managed by members, the names and street addresses of those who are to serve until their first meeting of members or until their successors are elected:

Michelle Fournier
14 Mitchell Ponds Rd Windham NH 03087

Jonathan Lagasse
14 Mitchell Ponds Rd Windham NH 03087

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation on this 10th day of January, 2017.

The Company Corporation, Organizer

BY: /s/ Margaret Rosado
NAME: Margaret Rosado
Assistant Secretary